EXHIBIT 99.1

RedHill Biopharma Initiates Phase III Study of RHB-104 for Crohn's Disease

  RedHill has initiated the patient screening process in a randomized, double-blind, placebo-controlled Phase III clinical study to evaluate the safety and efficacy of RHB-104 for treatment of Crohn's disease (the MAP US study)
  The Phase III study is expected to enroll 240 subjects in approximately 50 clinical sites in the U.S., Canada and Israel. Subjects will be treated for 52 weeks with a primary endpoint of remission at week 26
  An independent board (DSMB) will review safety throughout the study and perform a futility analysis when half the subjects complete the first 26 weeks of blinded treatment
  A second Phase III study for Crohn's disease in Europe (the MAP Europe study) is planned to commence in the first half of 2014 so that the two studies will be conducted in parallel

TEL-AVIV, Israel, Oct. 1, 2013 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) (the "Company" or "RedHill"), an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs, today announced that it has initiated the patient screening process in the MAP US study, a Phase III clinical study designed to evaluate the safety and efficacy of fixed-dose RHB-104 in patients with moderately to severely active Crohn's disease.

RHB-104 is a proprietary and potentially groundbreaking combination antibiotic therapy in oral pill formulation, with potent intracellular, antimycobacterial and anti-inflammatory properties. RHB-104 is based on increasing evidence supporting the hypothesis that Crohn's disease is caused by the Mycobacterium avium subspecies paratuberculosis (MAP) infection in susceptible patients rather than being an autoimmune disease.

The randomized, double-blind, placebo-controlled Phase III clinical study is expected to enroll 240 subjects with moderately to severely active Crohn's disease in approximately 50 clinical sites in the U.S., Canada and Israel.

Subjects in the study will be randomized 1:1 to receive 5 capsules of either RHB-104 or placebo twice daily for a period of 52 weeks and will be assessed for remission at 26 weeks. Unblinding and assessment of primary endpoints will be performed after all subjects complete the study.

The primary endpoint for the study will be the state of remission at week 26 in subjects randomized to receive RHB-104, compared to subjects randomized to receive placebo. Secondary and exploratory endpoints will include, among others, state of response at 26 weeks, maintenance of remission through week 52 and efficacy outcome measures in relation to the presence of MAP bacterial infection. The study will be exploratory with respect to the clinical validation of the Company's proprietary Polymerase Chain Reaction (PCR) assay used to detect MAP.

An independent data and safety monitoring board (DSMB) will review safety intermittently throughout the study and will perform a futility analysis when half the subjects complete the first 26 weeks of blinded treatment.

Professor David Y. Graham, MD, an internationally renowned researcher and physician of Baylor College of Medicine, is the lead investigator for the MAP US study. Prof. Graham is the author of more than 800 scientific articles, several books, and 100 chapters in medical text books. He is a Master of the American College of Gastroenterology and a Fellow of the American College of Physicians, the American Academy of Microbiology, the American Association for the Advancement of Science, the Infectious Diseases Society of America, and World Innovation Foundation. Professor Graham is a former president of the American College of Gastroenterology.

"I am very pleased with the initiation of this important study," said Professor Graham. Professor Graham continued, "We are witnessing tremendous support and strong interest from Crohn's disease patients and the medical community in this Phase III study. I believe that RHB-104 holds the potential to change the current treatment paradigm and offer patients suffering from Crohn's disease a new and safe therapeutic alternative, targeting the potential cause of the disease rather than the symptoms alone."

Dror Ben-Asher, RedHill's CEO, commented: "The commencement of this first Phase III study with RHB-104 for Crohn's disease is a major milestone for RedHill. RHB-104 is supported by a growing body of scientific data that intracellular mycobacterial infections play a crucial role in Crohn's disease. The results of previous studies and the abundance of clinical and investigational data lead us to believe that the MAP US study has the potential to show positive results in achieving a state of remission in Crohn's patients and to reshape the treatment of Crohn's disease". Mr. Ben-Asher added: "I would like to thank our shareholders, advisors, colleagues, many service providers, and the entire team at RedHill for their dedication and enthusiasm, and for making this important milestone possible."

The Company is planning to commence a second Phase III study with RHB-104 for Crohn's disease in Europe (the MAP Europe study) following successful Scientific Advice Meetings with the UK and Swedish pharmaceutical regulatory agencies earlier this year. The MAP Europe study is planned to commence in the first half of 2014 and to be conducted in parallel with the ongoing MAP US study.

RHB-104 is also being evaluated for the treatment of multiple sclerosis - with an ongoing phase IIa proof of concept study in Israel, and the treatment of rheumatoid arthritis and systemic lupus erythematosus, following successful pre-clinical studies.

The MAP US study is registered on www.ClinicalTrials.gov, a web-based service by the U.S. National Institute of Health which provides public access to information on publicly and privately supported clinical studies.

About RHB-104:

RHB-104 is a proprietary and potentially groundbreaking combination antibiotic therapy in oral pill formulation, with potent intracellular, antimycobacterial and anti-inflammatory properties. RHB-104 is based on increasing evidence supporting the hypothesis that Crohn's disease is caused by the Mycobacterium avium subspecies paratuberculosis (MAP) infection in susceptible patients rather than being an autoimmune disease. The RHB-104 formulation was originally developed by Professor Thomas Borody, a leading innovator of therapeutic approaches to gastrointestinal tract diseases, who also developed the original triple therapy for peptic ulcer disease associated with H. pylori. Several clinical trials were conducted with earlier formulations of the drug, including two Phase II studies, an Australian Phase III study published by Pfizer and several supplementary studies. The formulation of RHB-104 is covered by several issued and pending patents.

About Crohn's Disease:

Crohn's disease is an inflammatory disease of the gastrointestinal system with significant unmet needs. The inflammation caused by Crohn's disease can lead to abdominal pain, severe diarrhea, rectal bleeding, weight loss, malnutrition, fever and other symptoms, the range and severity of which vary. Current therapies target symptomatic relief, are widely considered to be of limited efficacy in the long term, and are associated with numerous side effects.

The worldwide market of therapies for Crohn's disease is expected to exceed $5 billion in 20131.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs. The Company's current product pipeline includes: (i) RHB-101 - a once-daily formulation of a leading congestive heart failure and high blood pressure drug, with a planned NDA submission in the U.S. subject to further CMC and PK work, and a planned Marketing Authorization Application (MAA) in Europe subject to further CMC work; (ii) RHB-102 - a once-daily formulation of a leading chemotherapy and radiotherapy-induced nausea and vomiting prevention drug, planned for U.S. NDA submission in the first quarter of 2014; (iii) RHB-103 - an oral thin film formulation of a leading drug for the treatment of acute migraine, with a U.S. NDA accepted for review by the FDA in June 2013 and a PDUFA date of February 3, 2014; (iv) RHB-104 - a combination antibiotic therapy for the treatment of (a) Crohn's disease, with a first Phase III trial currently underway, (b) multiple sclerosis (MS), with a Phase IIa proof of concept trial currently underway, (c) rheumatoid arthritis (RA), with plans for a Phase IIa proof of concept trial, and (d) systemic lupus erythematosus; (v) RHB-105 - a combination therapy for Helicobacter pylori infection, planned to commence a phase II/III trial shortly, and (vi) RHB-106 - an encapsulated formulation for bowel preparation (laxative) ahead of colonoscopy and other GI procedures. For more information please visit: www.redhillbio.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and the Company's current and best understanding of the regulatory status and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company under their respective licensing agreements; (x) estimates of the Company's expenses, future revenues, capital requirements and the Company's needs for additional financing; (xi) competitive companies and technologies within the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on From 20-F filed with the SEC on February 19, 2013, and its Reports on Form 6-K. Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

1 EvaluatePharma, 2013 sales by indication

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         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

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         The Trout Group
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